CALIFORNIA NEWS TECH
825 Van Ness Ave., Suite 406
San Francisco, CA 94109

November 20, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Attn: Owen Pinkerton
Senior Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re:  California News Tech
         Preliminary Proxy Materials on Schedule 14A
         File No. 05-0762
         Filed November 9, 2006

Dear Mr. Pinkerton:

In connection with the Company’s response to the Commission's comments in a letter dated November 17, 2006, this correspondence shall acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

California News Tech

By:

/s/ Marian Munz
      Marian Munz
      Chef Executive Officer and Director